Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is made pursuant to section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a shelf registration statement on Form F-3ASR and a final prospectus supplement with the United States Securities and Exchange Commission in connection with the Global Offering.

Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the Hong Kong prospectus dated November 15, 2019 issued by Alibaba Group Holding Limited.

We have one class of Shares, and each holder of our Shares is entitled to one vote per Share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Hong Kong Listing Rules, we are deemed as a company with a WVR structure. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Prospective investors should make the decision to invest in us only after due and careful consideration.

Alibaba Group Holding Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988)

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

We hereby announce that the stabilization period in connection with the Global Offering ended on December 20, 2019, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering.

Credit Suisse (Hong Kong) Limited, as Stabilizing Manager, or any person acting for it during the stabilization period, has undertaken the following stabilizing actions:

(1)                   over-allocations of an aggregate of 75,000,000 Shares in the International Offering, representing 15% of the total number of the Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option);

(2)                       borrowing of an aggregate of 75,000,000 Shares from PCIP I pursuant to the Stock Borrowing Agreement to cover over-allocations in the International Offering; and

(3)                       the full exercise of the Over-allotment Option by the Joint Representatives, on behalf of the International Underwriters, on December 3, 2019, in respect of an aggregate of 75,000,000 Shares, representing 15% of the total number of Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option), to facilitate the return to PCIP I of all the borrowed Shares under the Stock Borrowing Agreement which were used to cover over-allocations in the International Offering. For further details, please refer to our announcement dated December 3, 2019.

There had been no purchase or sale of any Shares on the market for the purpose of price stabilization by the Stabilizing Manager during the stabilization period.

By order of the Board
Alibaba Group Holding Limited
Timothy A. STEINERT
Secretary

Hong Kong, December 20, 2019

As at the date of this announcement, our board of directors comprises Mr. Daniel Yong ZHANG as the chairman, Mr. Jack Yun MA, Mr. Joseph C. TSAI, Mr. J. Michael EVANS, Mr. Eric Xiandong JING and Mr. Masayoshi SON as the directors, and Mr. Chee Hwa TUNG, Mr. Walter Teh Ming KWAUK, Mr. Jerry YANG, Mr. E. Börje EKHOLM and Ms. Wan Ling MARTELLO as the independent directors.